                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 22)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PARLUX FRAGRANCES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   701645-10-3
                                 (CUSIP Number)

                                   Ilia Lekach
                          555 Anglers Avenue, Suite 16
                          Ft. Lauderdale, Florida 33332
                                 (305) 889-1520
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                 August 6, 2001
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d-1(f), or Rule 13d-1(g), check the following box [ ].

CUSIP NO. 701645-10-3
          -----------

1.       Name of Reporting Person   Ilia Lekach      .
                                  -------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)          X           (b)                       .
                     ----------------------    ----------------------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of Funds            PF, AF, OO                .
                         -------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                           .
                  --------------------------

6.       Citizenship or Place of Organization        United States        .
                                              ----------------------------

Number of                  7.  Sole Voting Power        1,931,343(1)      .
Shares                                           -------------------------
Beneficially
Owned by Each              8.  Shared Voting Power            -0-         .
Reporting                                          -----------------------
Person With
                           9.  Sole Dispositive Power     1,931,343(1)    .
                                                      --------------------

                           10.  Shared Dispositive Power      -0-         .
                                                         -----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
1,931,343(1).
------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         .
---------

13.      Percent of Class Represented by Amount in Row (11)   19.0%    .
                                                            -----------

14.      Type of Reporting Person   IN      .
                                  ----------

--------------

(1) Consists of: (1) 210,000 shares beneficially owned by IZJD Corp., a corporation in which Mr. Lekach is the sole director and President; (2) 1,094,155 shares beneficially owned by Pacific Investment Group, Inc., a corporation in which Mr. Lekach is the sole director, President and sole shareholder (jointly with his wife); (3) 207,188 shares owned jointly by Mr. Lekach and his spouse; and (4) 420,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

CUSIP NO.  701645-10-3
          -------------

1.       Name of Reporting Person Pacific Investment Group, Inc.       .
                                  -------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)          X           (b)                       .
                     ----------------------    ----------------------

3.       SEC Use Only                                                          .
                      ---------------------------------------------------------

4.       Source of Funds                    WC                         .
                         ----------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                           .
                   --------------------------

6.       Citizenship or Place of Organization                Florida           .
                                              ---------------------------------

Number of                  7.      Sole Voting Power         1,094,155         .
Shares                                               --------------------------
Beneficially
Owned by Each              8.      Shared Voting Power          -0-            .
Reporting                                              ------------------------
Person With
                           9.      Sole Dispositive Power     1,094,155        .
                                                          ---------------------

                           10.     Shared Dispositive Power      -0-           .
                                                            -------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,155.
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         .
---------

13.      Percent of Class Represented by Amount in Row (11)   11.0%    .
                                                            -----------

14.      Type of Reporting Person           CO                .
                                  ----------------------------

CUSIP NO.  701645-10-3
         --------------

1.       Name of Reporting Person   IZJD Corp.       .
                                  -------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)           X            (b)                       .
                      ----------------------     ----------------------

3.       SEC Use Only                                                          .
                      ---------------------------------------------------------

4.       Source of Funds                    WC                         .
                         ----------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                           .
                   --------------------------

6.       Citizenship or Place of Organization               Florida           .
                                              --------------------------------

Number of                  7.      Sole Voting Power        210,000            .
Shares                                               --------------------------
Beneficially
Owned by Each              8.      Shared Voting Power         -0-             .
Reporting                                              ------------------------
Person With
                           9.      Sole Dispositive Power     210,000  .
                                                          -------------

                           10      Shared Dispositive Power    -0-             .
                                                            -------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  210,000 .
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         .
---------

13.      Percent of Class Represented by Amount in Row (11)   2.1%     .
                                                            -----------

14.      Type of Reporting Person           CO                .
                                  ----------------------------

         This amendment to Schedule 13D (the "Amendment") is filed as Amendment 22 to the Statement on Schedule 13D, dated August 12, 1987 (the "Schedule 13D"), as thereafter amended, filed on behalf of Ilia Lekach and certain other persons who constitute a group with Mr. Lekach as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Amendment 22 is filed on behalf of Ilia Lekach, IZJD Corp., a Florida corporation ("IZJD"), and Pacific Investment Group, Inc., a Florida corporation ("Pacific") (individually, the "Reporting Person" and collectively, the "Reporting Persons"). Mr. Lekach, IZJD and Pacific may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the "Common Stock"), of Parlux Fragrances, Inc., a Delaware corporation (the "Isssuer"). Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

         This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Items 4, 5, 6 and 7 below.

ITEM 4.           PURPOSE OF TRANSACTION.

         This Amendment 22 reports the acquisition of 210,000 shares of Common Stock by IZJD pursuant to the terms of a Stock Purchase Agreement described in
Item 6 below. The purpose of IZJD's acquisition of Common Stock was for investment.

         Each of the Reporting Persons intends to review such Reporting Person's investment in the Common Stock on a regular basis and, depending upon changes in the Reporting Person's analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, such Reporting Person may at any time determine to increase or decrease the amounts of the Reporting Person's investment in Common Stock. Without limiting the generality of the foregoing, the Reporting Persons may consider purchasing all or substantially all of the issued and outstanding Common Stock not currently owned by the Reporting Persons. Each Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by that Reporting Person either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as such Reporting Person deems advisable. The determination of a Reporting Person to seek to acquire additional shares of Common Stock, including any determination to acquire all or substantially all of the issued and outstanding Common Stock not currently owned by the Reporting Persons, will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on September 10, 2001, IZJD beneficially owned an aggregate of 210,000 shares of Common Stock (the "IZJD Shares"), which constituted approximately 2.1% of the 9,976,146 shares of Common Stock outstanding on August 17, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. As of the close of business on September 10, 2001 Pacific beneficially owned an aggregate of 1,094,155 shares of Common Stock, which constituted approximately 11.0% of the 9,976,146 shares of Common Stock outstanding on August 17, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. As of the close of business on September 10, 2001, Mr. Lekach beneficially owned an aggregate of 1,931,343 shares of Common Stock, which constituted approximately 19.0% of the 10,389,146 shares of Common Stock deemed to be outstanding after giving effect to the issuance of 420,000 shares of Common Stock issuable upon exercise of presently exercisable warrants owned by Mr. Lekach.

         The 1,931,343 shares of Common Stock beneficially owned by Mr. Lekach consist of: (1) 210,000 shares beneficially owned by IZJD; (2) 1,094,155 shares beneficially owned by Pacific; (3) 207,188 shares owned jointly by Mr. Lekach and his spouse; and (4) 420,000 shares of Common Stock issuable upon exercise of presently exercisable warrants. As previously reported, as of May 9, 2001, IZJD entered into a stock option agreement pursuant to which IZJD acquired the right to purchase 1,066,600 shares of Common Stock (the "Option"). IZJD did not exercise the Option and the Option expired on August 20, 2001.

         (b) IZJD has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Pacific has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Mr. Lekach has sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by each Reporting Person during the past 60 days. All of such transactions were open market purchases and sales effected through brokers, except the purchase of 210,000 shares by IZJD pursuant to the Stock Purchase Agreement (as defined in Item 6 of this Amendment), which was a privately negotiated transaction.

                                                         Approximate Purchase or
                               Number of Shares          or Sale Price per Share
Name          Date        Purchased (P) or Sold (S)*     (Excluding Commissions)
----          ----        --------------------------     -----------------------
Pacific   June 29, 2001                  55(S)                      $2.29
Pacific   July 9, 2001                  700(P)                      $3.09
Pacific   July 9, 2001                3,300(P)                      $3.05
Pacific   July 16, 2001               3,800(P)                      $3.36
Pacific   July 16, 2001                 100(P)                      $3.33
IZJD      August 6, 2001            210,000(P)                      $4.00

         (d)      Not Applicable.

         (e) IZJD ceased to be the beneficial owner of more than 5% of the Common Stock on March 20, 2001, the date the Option expired.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of August 6, 2001, IZJD entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Marvin Braun ("Seller") pursuant to which IZJD acquired 210,000 shares of Common Stock (the "Shares"). IZJD paid an aggregate of $840,000 for the Shares (or $4.00 per share). The purchase price was paid through the issuance of a promissory note in the aggregate principal amount of $840,000 by IZJD in favor of Seller (the "Promissory Note"). The principal amount of the Promissory Note is payable annually in five equal installments and interest under the Promissory Note is payable monthly. The Shares are pledged as collateral for the repayment of the Promissory Note, pursuant to the terms of a stock pledge agreement entered into between IZJD and Seller (the "Stock Pledge Agreement"). Pursuant to the terms of the Stock Pledge Agreement, assuming there has been no default thereunder, 42,000 of the Shares will be released to IZJD on each of the second, third and fourth anniversary of the Promissory Note and the balance of the Shares will be released on the fifth anniversary of the Promissory Note. Until released from the pledge, the Shares are held by an escrow agent pursuant to the terms of an escrow agreement entered into between IZJD, Seller and the escrow agent. The form of Stock Purchase Agreement and Promissory Note are included as exhibits to this Amendment 22.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A         Statement of Joint Schedule 13D Filing (filed with Amendment
                  21)

Exhibit B         Stock Purchase Agreement, dated August 6, 2001, by and among
                  IZJD Corp. and Marvin Braun

Exhibit C         Promissory Note, dated August 6, 2001, in the principal amount of $840,000 issued by IZJD Corp. in favor of Marvin Braun

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2001


                                      /s/ ILIA LEKACH
                                      ------------------------------------------
                                                     Ilia Lekach

                                      PACIFIC INVESTMENT GROUP, INC.


                                      By:/s/ ILIA LEKACH
                                         ---------------------------------------
                                                     Ilia Lekach, President

                                      IZJD CORP.


                                      By:/s/ ILIA LEKACH
                                         ---------------------------------------
                                                     Ilia Lekach, President

                                    EXHIBIT B

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is dated as of August 6, 2001, and entered into by and between IZJD Corp., a Florida corporation ("Purchaser") and Marvin Braun ("Seller").

                             PRELIMINARY STATEMENTS

         A. Seller owns an aggregate of 210,000 shares of common stock, $0.01 par value per share (the "Shares"), of Parlux Fragrances, Inc., a Delaware corporation (the "Company").

         B. Seller desires to sell the Shares to Purchaser and Purchaser desires to purchase the Shares from Seller, upon the terms and conditions set forth in this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

         1. Sale and Purchase of Shares. Upon the execution of this Agreement, Seller shall sell, assign, and transfer to Purchaser, and Purchaser shall purchase from Seller, the Shares. The aggregate purchase price for all the Shares is Eight Hundred and Forty Thousand Dollars and 00/100 ($840,000) (the "Purchase Price"). Purchaser has paid the Purchase Price by executing and delivering to Seller a promissory note in the principal amount of Eight Hundred and Forty Thousand Dollars and 00/100 ($840,000), the form of which is attached hereto as Exhibit "A" (the "Note").

         2. Deliveries of Seller. Simultaneously with the execution of this Agreement, Seller has (i) executed and delivered to Purchaser a stock pledge agreement, a copy of which is attached hereto as Exhibit "B" (the "Stock Pledge Agreement"), (ii) executed and delivered to Purchaser an escrow agreement, a copy of which is attached hereto as Exhibit "C" (the "Escrow Agreement") and (iii) delivered to Purchaser a duly executed stock power evidencing the transfer of the Shares to Purchaser. As of the date of this Agreement, the Shares are not represented by physical certificates but are held in street name in brokerage accounts for the benefit of Seller. Seller covenants and agrees to cause certificates representing the Shares to be issued in accordance with the provisions of paragraph 6 of this Agreement.

         3. Deliveries by Purchaser. Simultaneously with the execution of this Agreement, Purchaser has (i) executed and delivered to Seller the Note;
(ii) executed and delivered to Seller the Stock Pledge Agreement; and (iii) executed and delivered to Seller the Escrow Agreement.

         4. Representations and Warranties of Seller. Seller hereby represents and warrants to


                                     -B-1-

Purchaser that (i) Seller has the full right, power and authority to enter into and to perform this Agreement, the Stock Pledge Agreement, the Escrow Agreement and all other agreements, certificates and documents executed or delivered, or to be executed or to be delivered by Seller in connection herewith; and (ii) Seller has the full right, power and authority to sell, assign, transfer and deliver the Shares, and such delivery will convey to Purchaser lawful, valid and marketable title to such Shares, free and clear of any and all liens, pledges, security interests, options, encumbrances, charges, agreements or claims of any kind whatsoever. Seller hereby represents and warrants to Purchaser that this Agreement is a legal, valid and binding obligation of Seller, enforceable in accordance with its terms.

         5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to enter into and perform this Agreement, the Stock Pledge Agreement, the Escrow Agreement and all other agreements, certificates and documents executed or delivered, or to be executed or to be delivered by Purchaser in connection herewith. This Agreement has been duly executed and delivered by Purchaser and is a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

         6. Instructions to Transfer Agent to issue Shares. Seller covenants and agrees that promptly, but in no event later than 10 days after the execution of this Agreement, he will instruct the transfer agent for the Company's common stock to issue certificates representing the Shares in the name of Camner, Lipsitz and Poller, P.A., in the capacity of nominee holder (the "Nominee"), and in the denominations set forth on Exhibit "D" hereto (the "New Certificates"). Seller shall provide all such documentation, certificates, opinions or other information reasonably requested by the transfer agent or the Company in connection with the issuance of the New Certificates. Seller shall instruct the transfer agent to deliver the New Certificates to the escrow agent under the Escrow Agreement (the "Escrow Agent") and the Escrow Agent shall hold the New Certificates pursuant to the terms of the Stock Pledge Agreement and the Escrow Agreement. The New Certificates are being issued in the name of the Nominee solely for convenience in administering the Escrow Agreement and the Stock Pledge Agreement. Notwithstanding that the New Certificates are issued in the name of Nominee, Purchaser is and shall for all purposes be deemed the sole and exclusive owner of the Shares and shall enjoy all of the rights and privileges associated with such ownership, except as the same may be limited as provided in the Stock Pledge Agreement upon the occurrence of an Event of Default (as defined in the Stock Pledge Agreement).

         7. Further Assurances. Each party to this Agreement shall cooperate and take such actions, and execute such other documents, as any other party hereto may reasonably request in order to carry out the provisions or purpose of this Agreement.

         8.       Miscellaneous.

                  (a) Notices. All notices or demands required or permitted hereunder shall be in writing and shall be deemed given when actually delivered or on the third business day following the day on which the same shall have been mailed by registered or certified mail, postage prepaid, addressed as follows:


                                     -B-2-

         If to Marvin Braun:
                                           Mr. Marvin Braun
                                           136 Miracle Mile
                                           Coral Gables, Florida 33134

         Copy to:                          Marc Lipsitz, Esq.
                                           Camner, Lipsitz and Poller
                                           550 Biltmore Way, Suite 700
                                           Coral Gables, FL 33134

         If to Purchaser:                  IZJD Corp.
                                           555 Anglers Avenue, Suite 16
                                           Ft. Lauderdale, Florida 33332
                                           Attention:  Ilia Lekach, President

         Copy to:                          Louis R. Montello, Esq.
                                           Montello & Kenney, P.A.
                                           777 Brickell Avenue, Suite 1070
                                           Miami, FL 33131

Seller and Purchaser may change their respective address by giving notice of such change to the other party in the manner provided herein. For this purpose only, unless and until such written notice is actually received, the address specified for each party shall be deemed to continue in effect for all purposes.

                  (b) Entire Agreement. This Agreement (together with the Note, the Stock Pledge Agreement, and the Escrow Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                  (c) Amendment. No term or provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by all parties to this Agreement.

                  (d) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

                  (e) Descriptive Headings. The headings of the various sections herein are for convenience of reference only and shall not define, limit or otherwise affect any of the terms or provisions hereof.

                  (f) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


                                     -B-3-

                  (g) Waiver and Remedies. No course of dealing and no delay on the part of any party hereto in exercising any right, power, or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party's rights, powers and remedies. No single partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.

                  (h) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

                  (i) Attorneys' Fees. In the event of any dispute arising out of or relating to this Agreement, the unsuccessful party in such dispute shall pay to the successful party all costs and expenses incurred therein by the successful party, whether suit be brought or not, including, without limitation, reasonable attorneys' fees, including costs and attorneys' fees for all appellate and bankruptcy proceedings, which costs, expenses and fees shall be included in and made a part of any judgment or award rendered in any litigation.

                  (j) Expenses. Purchaser shall pay any state documentary stamp taxes due on the Note and any other transfer taxes and fees due in connection with the transfer of the Shares from Seller to Purchaser.

                         [SIGNATURES ON FOLLOWING PAGE]


                                     -B-4-

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                      PURCHASER:

                                      IZJD CORP.


                                      By:         /s/ Ilia Lekach
                                         ---------------------------------------
                                                   Ilia Lekach,
                                                     President

                                      SELLER:


                                                   /s/ Marvin Braun
                                      ------------------------------------------
                                                   Marvin Braun


                                     -B-5-

                                    EXHIBIT C

                          NONNEGOTIABLE PROMISSORY NOTE

$840,000.00                                           Dated as of August 6, 2001

         FOR VALUE RECEIVED, IZJD Corp., a Florida corporation ("Maker"), promises to pay to Marvin Braun ("Payee"), the principal sum of Eight Hundred Forty Thousand Dollars and 00/100 ($840,000.00) (the "Note"), in lawful money of the United States of America, and to pay interest on the unpaid principal balance hereof in like money from the date hereof until the principal hereof shall have been paid in full, at an interest rate of 10 per cent per annum or as otherwise specified herein.

         Interest payments on this Note shall be paid monthly in arrears, commencing on September 6, 2001, and continuing monthly on the 6th day of each month thereafter until this Note is paid in full. A principal payment of $168,000 shall be paid on August 6, 2002, and on each August 6th thereafter until this Note is paid in full. Notwithstanding the foregoing, the entire principal balance of this Note together with all accrued interest shall become immediately due and payable, at the election of the Payee, upon the occurrence of any one of the following events:

                  1. Upon the consummation of a Maker Change in Control. For purposes of this Note, a Maker Change in Control means the sale or transfer of 50 percent or more of the shares of voting capital stock of Maker, in a single transaction or a series of transactions, to one or more persons or entities that are not Affiliates (as hereafter defined) of Ilia Lekach.

                  2. Upon the consummation of a Parlux Change in Control. For purposes of this Note, a Parlux Change in Control means the consummation of a single transaction or a series of transactions which occur subsequent to June 30, 2001 in which an aggregate of 50 percent or more of the shares of voting capital stock of Parlux Fragrances, Inc. ("Parlux") are transferred to persons or entities that are not Affiliates of Ilia Lekach.

For purposes of this Note the term Affiliate shall have the same meaning as given to that term in Rule 144 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         In addition to upon the occurrence of a Maker Change in Control or a Parlux Change in Control, at the election of Payee, all amounts that remain unpaid under this Note shall also immediately become due and payable without further notice upon the occurrence of any of the following events:

                  1. Any installment of principal or interest due under this Note is not paid within 5 Business Days (as hereafter defined) after Maker's receipt of notice from Payee that such payment is past due.


                                     -C-1-

                  2. Upon the occurrence of any Event of Default under, and as that term is defined in, that certain stock pledge agreement of even date herewith entered into between Payee and Maker (the "Stock Pledge Agreement").

         If any principal or interest due under this Note is not paid within 5 Business Days after Maker's receipt of notice from Payee that such payment is past due, interest shall accrue on the principal amount of the Note remaining unpaid at a rate of eighteen percent (18%) per annum, until paid including through collection of any judgment. A late charge of 5 percent (5%) of any principal or interest payment due under this Note shall be imposed upon any such payment not received by Payee within 5 Business Days after Maker's receipt of notice from Payee that the payment is past due. Acceptance of any principal or interest payment under this Note after its due date without an accompanying late fee shall not constitute a waiver of Payee's right to collect the late fee or any subsequent late fee that may become due hereunder. Notwithstanding anything herein to the contrary, Maker shall not be in default under this Note for failure to pay any principal or interest when due hereunder unless such payment continues unpaid after the 5th Business Day after Maker's receipt of notice from Payee that the payment is past due. For purposes of this Note, Business Day means a day on which commercial banks are open for business in Miami, Florida.

         Notwithstanding anything to the contrary contained herein, Payee's sole recourse against Maker in the event of Payee's enforcement of Payee's rights under this Note shall be for Payee to exercise Payee's rights under the Stock Pledge Agreement.

         Maker agrees to pay or reimburse Payee for all of Payee's reasonable costs and expenses incurred in connection with the collection or enforcement of Payee's rights under this Note, including, without limitation, reasonable arbitration, paralegal, attorney and expert fees, whether incurred with or without commencement of suit, in any trial, arbitration, administrative proceeding or any appellate or bankruptcy proceeding.

         Maker may prepay this Note at any time or from time to time, either in whole or in part without penalty. A partial payment shall be applied first in payment of interest accrued upon the principal balance hereof at the time outstanding and then in reduction of the principal balance hereof.

         All notices or demands required or permitted hereunder shall be in writing and shall be deemed given when actually delivered or on the third business day following the day on which the same shall have been mailed by registered or certified mail, postage prepaid, addressed as follows:


                                     -C-2-

         If to Payee:                 Marvin Braun
                                      8840 S.W. 136th Street
                                      Miami, Florida 33176

         If to Maker:                 IZJD Corp.
                                      555 Anglers Avenue, Suite 16
                                      Ft. Lauderdale, Florida 33332
                                      Attention: Ilia Lekach, President

All payments required to be made to Payee under this Note shall be made to Payee at the above address.

         Either Maker or Payee may change their respective address by giving notice of such change to the other party in the manner provided herein. For this purpose only, unless and until such written notice is actually received, the address specified for each party shall be deemed to continue in effect for all purposes.

         Maker may not assign this Note and the Stock Pledge Agreement, except to an Affiliate of Maker.

         This Note shall be governed by and construed in accordance with the laws of the State of Florida.


         IN WITNESS WHEREOF, Maker has caused this Note to be executed as of the date first above written.

                                      MAKER:

                                      IZJD CORP.


                                      By:      /s/Ilia Lekach
                                         ---------------------------------------
                                                          Ilia Lekach,
                                                          President


                                     -C-3-